HOUGHTON MIFFLIN HARCOURT COMPANY

125 High Street

Boston, MA 02110

December 26, 2018

VIA EDGAR

Ms. Theresa Brillant

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Houghton Mifflin Harcourt Company

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 22, 2018

Form 10-Q for Fiscal Quarter Ended September 30, 2018

Filed November 8, 2018

File No. 001-36166

Dear Ms. Brillant:

Reference is made to the letter dated December 11, 2018 (the “Comment Letter”) setting forth comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above referenced Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q (the “Form 10-Q”) of Houghton Mifflin Harcourt Company (the “Company,” “HMH”, “we” or “our”).

We have reproduced below the Staff’s comment followed by our response.

Form 10-K for the fiscal year ended December 31, 2017

Note 16: Segment Reporting, page 111

Comment 1:

“We note that you report two reportable segments with the Education segment representing 88% of total net sales. Please tell us whether you have identified separate operating segments that are being aggregated within the Education segment, and if so, tell us how you evaluated the aggregation criteria in ASC 280-10-50-11 in your determination. Please tell us and disclose the factors used to identify your reportable segments, including your basis for organization pursuant to ASC 280-10-50-21.”

Response to Comment 1:

The Company respectfully advises the Staff that we identified two operating segments, Education and Trade Publishing. As a result, the reporting segments presented in our financial statements do not include any aggregated operating segments.

The two operating segments have each of the characteristics described by ASC 280-10-50-1. The Company is organized and managed based on how our Chief Executive Officer (“CEO”), who is the chief operating decision maker (“CODM”), regularly evaluates the business and allocates resources. We sell our products into two industries, the Education sector and the Trade Publishing sector.

Our Trade Publishing segment primarily develops, markets and sells consumer books in print and digital formats and licenses book rights to other publishers and electronic businesses in the United States and abroad. The principal distribution channels for Trade Publishing products are retail stores (both physical and online) and wholesalers. Reference materials are also sold to schools, colleges, libraries, office supply distributors and other businesses. Our Trade Publishing segment which represents 12% of total net sales for the year ended December 31, 2017, is managed by a President of that segment, who was directly accountable to, and maintained regular contact with the CODM to discuss segment performance, including operating activities, financial results, budgets, and capital allocation.

Our Education segment, which represented 88% of our total net sales for the year ended December 31, 2017, focuses on delivering integrated solutions that engage learners, empower educators and improve student outcomes. These solutions encompass products and services, including print and digital offerings, for students and a variety of supporting materials such as teacher’s editions, formative assessments, supplemental materials, whole group instruction materials, practice aids, educational games and professional services. The principal customers for our Education solutions are K-12 school districts, which purchase core curriculum, supplemental and intervention solutions and professional learning services.

Our Education Segment is organized and managed on a functional basis. The Education Segment functional executives reporting to the CODM are as follows:

•

Executive Vice President (“EVP”) of sales—responsible for the sales for the entire Education segment. Further, our commission quotas for sales account executives are constructed without differentiation of products as many of our products are sold as bundles (a combination of products).

•

EVP of engineering—responsible for the development and maintenance of the platforms on which all of our Education products reside. The Company is pursuing a strategy to deliver the integration of all Education products and services via a single customer-facing platform, built for scale and efficiency.

•	General managers—oversee strategy and development of product and service offerings.

•	Chief Marketing Officer—responsible for all marketing.

This integrated structure enables centralized processes and significant shared infrastructure, including the sales staff, marketing, procurement, production (utilizing integrated platforms for editorial and leveraging content and technology across brands), distribution and subscription fulfillment, and centralized back office functions such as technology, human resources, and other general and administrative functions. As a result, with these centralized and integrated processes and costs, the CODM assessed performance and makes decisions about resources to be allocated based on financial information of the Education segment.

Our CODM receives discrete financial information in a monthly reporting package. The monthly reporting package includes profitability metrics mainly at the consolidated HMH level. Beyond consolidated profitability, the monthly reporting package includes Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for the Education and Trade segments along with unallocated corporate functions. Also included in the monthly reporting package is billing information for various types of product categories and brands. The monthly reporting package does not include any financial information regarding profitability by product, category, region, or executive leader function or any other grouping other than mentioned above.

Cost decisions, such as restructuring, capital expenditures, paper procurement, production and distribution, technology, licensing, and real estate, are made at the company-wide level to further integrate the business and operate efficiently. We would also observe that our annual bonus plan for 2017 compensated employees (and executives) based on consolidated financial results (inclusive of consolidated billings and consolidated EBITDA) along with billings at various product and brand levels.

We respectfully submit that given we are not aggregating operating segments into reporting segments additional disclosure under ASC 280-10-50-21 is not required.

Form 10-Q for the interim period ended September 30, 2018

Note 2: Adoption of New Revenue Recognition Accounting Standard, page 9

Comment 2:

“It appears from your disclosures that revenue is recognized both over time and at a point in time. Please tell us your consideration of disaggregating revenue on this basis pursuant to ASC 606-10-50-5. Also refer to guidance in ASC 606-10-55-91(f).”

Response to Comment 2:

The Company respectfully advises the Staff that when we determined our disclosure around disaggregating revenue in accordance with ASC 606-10-50-5 we considered how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. We also considered how we have presented our revenue in our disclosures outside the financial statements (for example, in earnings releases, annual reports, or investor presentations), information regularly reviewed by the CODM for evaluating the financial performance of operating segments and resource allocation decisions and how outside parties evaluate our financial performance. Our analysis further considered the examples of categories of revenue that might be appropriate for disclosure described in ASC 606-10-55-91.

We concluded that our disaggregation of net sales within the Education segment should consist of Core Solutions and Extensions and our Trade Publishing segment should only be Trade Publishing Products due to the fact that Trade Publishing revenues only represent 13% of HMH consolidated revenues for the nine-months ended September 30, 2018.

We believe it is appropriate to disaggregate our Education net sales in these two groupings as they differ in funding sources used by customers to purchase our offerings, cyclicality of customer purchase cycles, seasonality, and duration of customer contracts to name a few of the differences. Thus, they are categories of revenue which depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Further, management disaggregates and discusses our Education segment net sales externally (in our earnings calls and press releases as well as Commission filings) at this level. Sales of these products consist of both print and digital and are transferred to customers at a point in time as well as transferred over time, however, this is not a metric that is used by the CODM or management in assessing our performance or making resource allocation decisions, and is not typically presented externally. Additionally, we do not believe this metric is meaningful to our external audiences because our products are very often sold in bundled offerings, which include print, digital and professional services elements, as opposed to being sold on a stand-alone basis. Customer purchasing of print products, digital products, and services are interrelated and serve as a complement to each other. Payment for our products and services is almost exclusively paid up front. We have disaggregated revenues to provide enhanced disclosure about the impact of our stated strategy on net sales.

Our Core Solutions net sales represent grade-level comprehensive solutions primarily for reading, math, science and social studies programs. Our Extensions net sales consist of our Heinemann products, intervention, supplemental, and assessment products as well as professional services. As HMH has communicated its strategy, we have stated that Extensions continue to be a focus for investment and expansion where we believe we can leverage our Core Solutions market position and distribution channels. While the Core Solutions market remains aligned to longer duration state purchasing cycles and traditionally has been cyclical, with some years offering more and/or larger opportunities than other years, the market for Extensions products and services is less cyclical. We believe there is a mix shift underway in our own portfolio, one in which Extensions will make up an increasingly larger portion of our revenues over time. We believe that combined, these factors will continue to lessen the impact of the Core Solutions purchasing cyclicality in our business, while increasing recurring revenue. We have stated that we plan to invest in faster-growing, less cyclical Extensions of our Core Solutions and, thus, believe this is the most appropriate disaggregation level.

In summary and in relation to the disclosure required in ASC 606-10-55-91, we respectfully submit that given the above considerations further disaggregated revenue disclosure under ASC 606-10-50-1 is not required.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (617) 351–3166.

Sincerely,

/s/	Joseph P. Abbott, Jr.

Joseph P. Abbott, Jr.
Executive Vice President and Chief Financial Officer Houghton Mifflin Harcourt Company